UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 8)*

Sprague Resources LP

(Name of Issuer)

Common Partnership Interest

(Title of Class of Securities)

849343108

(CUSIP Number)

Stephen Hendel

Managing Director

Hartree Partners GP, LLC

1185 Ave of the Americas, New York, NY 10036

(212) 536-8430

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 2, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON Sprague HP Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 19,548,849 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 19,548,849 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,548,849 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 74.51% (1)
14	TYPE OF REPORTING PERSON OO

(1)	Solely in its capacity as the direct owner of 19,548,849 common units. Based on a total of 26,238,232 common units of the Issuer outstanding as of June 2, 2022.

1	NAME OF REPORTING PERSON Hartree Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 19,548,849 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 19,548,849 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,548,849 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 74.51% (1)
14	TYPE OF REPORTING PERSON PN

(1)

Solely in its capacity as the sole member of Sprague HP Holdings, LLC, the direct owner of 19,548,849 common units. Based on a total of 26,238,232 common units of the Issuer outstanding as of June 2, 2022.

1	NAME OF REPORTING PERSON Hartree Partners GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 19,548,849 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 19,548,849 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,548,849 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 74.51% (1)
14	TYPE OF REPORTING PERSON OO

(1)

Solely in its capacity as the general partner of Hartree Partners, LP, which is the sole member of Sprague HP Holdings, LLC. Based on a total of 26,238,232 common units of the Issuer outstanding as of June 2, 2022.

This Amendment No. 8 to Schedule 13D (this “Amendment No. 8”) relates to the common units representing limited partner interests (“common units”) of Sprague Resources LP, a Delaware limited partnership (the “Partnership” or the “Issuer”), and amends and supplements the initial statement on Schedule 13D filed by certain of the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on April 8, 2020 (the “Original 13D”), as amended by Amendment No. 1 filed with the SEC on June 4, 2020, Amendment No. 2 filed with the SEC on October 2, 2020, Amendment No. 3 filed with the SEC on April 20, 2021, Amendment No. 4 filed with the SEC on May 28, 2021, Amendment No. 5 filed with the SEC on June 17, 2021, Amendment No. 6 filed with the SEC on November 19, 2021 and Amendment No. 7 filed with the SEC on January 11, 2022. Capitalized terms used but not defined in this Amendment No. 8 shall have the same meanings ascribed to them in the Original 13D.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Original 13D is hereby amended by inserting the following information at the end of Item 3:

Pursuant to the Agreement and Plan of Merger (the “Merger Agreement”), dated June 2, 2022, by and among Sprague HP Holdings, LLC, a Delaware limited liability company (in such capacity, “Buyer”), Sparrow HP Merger Sub, LLC, a Delaware limited liability company and wholly owned subsidiary of Buyer (“Merger Sub”), the Partnership and Sprague Resources GP LLC, a Delaware limited liability company and general partner of the Partnership (“Partnership GP”), Merger Sub will merge with and into the Partnership (the “Merger”), with the Partnership surviving the Merger as a wholly owned subsidiary of Partnership GP and Buyer. The descriptions of the Merger and the Merger Agreement set forth in Item 4 below are incorporated by reference in their entirety into this Item 3. Buyer expects to fund the Merger Consideration (as defined below) with cash through capital contributions from Hartree Partners, LP and available debt financing sources.

Item 4. Purpose of Transaction

Item 4 of the Original 13D is hereby amended by inserting the following information at the end of Item 4:

Merger Agreement

Pursuant to the Merger Agreement, Merger Sub will merge with and into the Partnership, with the Partnership surviving the Merger as a wholly owned subsidiary of Partnership GP and Buyer.

Under the terms of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each issued and outstanding common unit as of immediately prior to the Effective Time (other than common units held immediately prior to the Effective Time by Buyer or its permitted transferees (“Buyer Units”)) will convert into the right to receive $19.00 per common unit in cash without any interest thereon (the “Merger Consideration”). Each Buyer Unit and each Incentive Distribution Right (as defined in the First Amended and Restated Agreement of Limited Partnership of the Partnership, dated as of October 30, 2013 (as amended, the “Partnership Agreement”)) issued and outstanding as of immediately prior to the Effective Time and the General Partner Interest (as defined in the Partnership Agreement) will be unaffected by the Merger and will be unchanged and remain outstanding, and no consideration will be delivered in respect thereof pursuant to the Merger Agreement.

The conflicts committee of the board of directors of Partnership GP (the “Conflicts Committee”) has approved the Merger Agreement and the transactions contemplated thereby, including the Merger, and recommended the submission of the Merger Agreement and the transactions contemplated thereby, including the Merger, for approval by the limited partners of the Partnership by written consent. Immediately following the execution of the Merger Agreement, Buyer, in its capacity as the majority holder of common units of the Partnership, delivered to the Partnership an irrevocable written consent approving the Merger Agreement and the transactions contemplated thereby, including the Merger.

The Merger Agreement contains customary representations and warranties from the parties to the Merger Agreement, and each such party has agreed to customary covenants, including, among others, (i) with respect to the Partnership and Partnership GP, covenants relating to the conduct of business during the interim period between the execution of the Merger Agreement and the Effective Time of the Merger and (ii) the obligation to use commercially reasonable efforts to cause the Merger to be consummated.

Partnership GP has agreed in the Merger Agreement to declare, and to cause the Partnership to pay, a cash distribution to holders of common units for the calendar quarter ending June 30, 2022, in an amount not less than $0.4338 per common unit. The Partnership may not pay any other distribution without the prior written consent of Buyer.

Completion of the Merger is subject to certain customary conditions, including, among others: (i) there being no law, injunction, judgment or ruling prohibiting consummation of the transactions contemplated under the Merger Agreement or making the consummation of the transactions contemplated thereby illegal; (ii) subject to specified materiality standards, the accuracy of certain representations and warranties of the parties as of the date of execution of the Merger Agreement and as of the closing date; (iii) compliance by the parties in all material respects with their covenants and obligations under the Merger Agreement; and (iv) since the date of the execution of the Merger Agreement, there having been no Partnership Material Adverse Effect (as defined in the Merger Agreement). Additionally, in order to complete the Merger, the Partnership will file with the SEC and furnish to the Partnership’s unitholders an information statement and other relevant documents, including a Schedule 13E-3. The SEC may review these documents and any review by the SEC may affect the timing of the completion of the Merger.

The closing of the transactions contemplated by the Merger Agreement are to occur on the third business day after the satisfaction or waiver of the conditions to the Merger provided in the Merger Agreement (other than the conditions that by their nature are to be satisfied at the closing of the Merger); however, the closing may not occur prior to July 31, 2022, unless otherwise mutually agreed to by the parties to the Merger Agreement.

The Merger Agreement provides for certain termination rights for both Buyer and the Partnership, including: (i) by the mutual written consent of the Partnership (duly authorized by the Conflicts Committee) and Buyer; (ii) by either the Partnership (duly authorized by the Conflicts Committee) or Buyer, if (A) the Merger is prohibited by certain final and non-appealable legal restraints; or (B) the Merger has not been consummated on or before December 2, 2022 (the “Outside Date”); (iii) by Buyer if, under certain conditions, there has been a material breach by the Partnership or Partnership GP of any of their respective representations, warranties, covenants or agreements set forth in the Merger Agreement that is not cured or capable of being cured within the earlier of 30 days of written notice from Buyer of such breach or the Outside Date; and (iv) by the Partnership (duly authorized by the Conflicts Committee) if (A) under certain conditions, there has been a material breach by Buyer or Merger Sub of any of their respective representations, warranties, covenants or agreements set forth in the Merger Agreement that is not cured or capable of being cured within the earlier of 30 days of written notice from the Partnership of such breach or the Outside Date or (B) under certain conditions, Partnership GP has confirmed by irrevocable written notice to Buyer that certain closing conditions are satisfied and will remain satisfied, each of the Partnership and Partnership GP is ready, willing and able to consummate the Merger, and Buyer fails to consummate the transactions contemplated by the Merger Agreement within five business days of such notice.

The Merger Agreement provides that upon termination of the Merger Agreement under certain circumstances, Buyer will be obligated to pay to the Partnership a termination fee equal to $5,000,000. Additionally, the Merger Agreement provides that the parties to the Merger Agreement shall be entitled to an injunction or injunctions to prevent breaches of the Merger Agreement and to enforce specifically the provisions of the Merger Agreement.

If the transactions contemplated by the Merger Agreement are consummated, the Partnership will become a privately held company owned directly by Buyer and Partnership GP and will no longer be listed on the New York Stock Exchange.

The parties anticipate that the Merger will close prior to the end of the third quarter of 2022, pending the satisfaction of certain customary conditions thereto.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by the full text of the Merger Agreement, which is attached as an exhibit to this Amendment No. 8 and is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer

Item 5(a, b, c) of the Original 13D is hereby amended and restated in its entirety as follows:

(a, b) The information contained on the cover pages of this Schedule 13D is incorporated herein by reference. Ownership percentages set forth in this Schedule 13D are based on a total of 26,238,232 common units of the Issuer outstanding as of June 2, 2022. As of the date hereof, the Reporting Persons beneficially own an aggregate of 19,548,849 common units, which represents approximately 74.51% of the total outstanding common units.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that it is the beneficial owner of any of the common units for the purposes of Section 13(d) of the Act, or for any other purpose, and, except to the extent of its pecuniary interest, such beneficial ownership is expressly disclaimed by each Reporting Person.

(c) Except for the transactions described herein, there have been no other transactions in the securities of the Issuer effected by any Reporting Person within the last 60 days. The information in Item 3 and Item 6 of this Schedule 13D is incorporated herein by reference.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The response to Item 4 of this Schedule 13D is incorporated by reference herein.

Item 7. Material to be Filed as Exhibits

Exhibit No.	Description

Exhibit 6	Agreement and Plan of Merger, dated June 2, 2022, by and among Sprague HP Holdings, LLC, Sparrow HP Merger Sub, LLC, Sprague Resources LP and Sprague Resources GP LLC (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed on June 2, 2022, File No. 001-36137).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 3, 2022

SPRAGUE HP HOLDINGS, LLC

By:	HARTREE PARTNERS, LP
Its:	Sole Member

By:	HARTREE PARTNERS GP, LLC
Its:	General Partner

By:	/s/ Stephen M. Hendel
Name:	Stephen M. Hendel
Title:	Authorized Signatory

HARTREE PARTNERS, LP

By:	HARTREE PARTNERS GP, LLC
Its:	General Partner

By:	/s/ Stephen M. Hendel
Name:	Stephen M. Hendel
Title:	Authorized Signatory

HARTREE PARTNERS GP, LLC

By:	/s/ Stephen M. Hendel
Name:	Stephen M. Hendel
Title:	Authorized Signatory